Exhibit 21.1
SUBSIDIARIES OF NII HOLDINGS, INC.
(as of December 31, 2016)

Corporation	Jurisdiction of Incorporation
Nextel International (Services) Ltd.	Delaware, USA
NII Capital Corp.	Delaware, USA
NII Global Holdings, Inc.	Delaware, USA
NII International Holdings S.à r.l.	Luxembourg
NII International Services S.à r.l.	Luxembourg
NII International Telecom S.C.A.	Luxembourg
NII Mercosur Móviles, S.L.	Spain
NII Mercosur Telecom, S.L.	Spain
NII International Mobile S.à r.l.	Luxembourg
McCaw International (Brazil), LLC	Virginia, USA
Airfone Holdings, LLC	Delaware, USA
Nextel Telecomunicações S.A.	Brazil
Nextel Telecomunicações Ltda.	Brazil
Nextel Telecomunicações de Longa Distancia Ltda.	Brazil
Sunbird Participações Ltda.	Brazil
Sunbird Telecomunicações Ltda.	Brazil
NIHD Telecom Holdings B.V.	Netherlands
NIU Holdings, LLC	Delaware, USA